Exhibit 99.1

Time Sensitive Materials

Depositary’s Notice of

16th Annual General Meeting of

DoubleDown Interactive Co., Ltd.

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	25862B109.

ADS Record Date:	December 29, 2023.

Meeting Specifics:	16th Annual General Meeting to be held on March 29, 2024 at 11:00 a.m. (Korea Standard Time), or March 28, 2024 at 9:00 p.m. (U.S. Eastern Time), at meeting room, 13th Floor, 152 Teheran-ro Gangnam-gu, Seoul, Korea (the “Meeting”). Holders of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, shall not attend in person or vote at the Meeting. Instead, holders of record of ADSs as of the ADS Record Date shall instruct Citibank, N.A., the depositary of the ADSs (the “Depositary”), as to how to vote the common shares represented by the ADSs.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 a.m. (U.S. Eastern Time) on March 25, 2024.

Deposited Securities:	Common Shares, par value 10,000 Won per share, of DoubleDown Interactive Co., Ltd., a company organized under the laws of the Republic of Korea (the “Company”).

ADS Ratio:	One (1) Common Share to 20 ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Korea Securities Depository.

Deposit Agreement:	Deposit Agreement, dated as of September 2, 2021, by and among the Company, the Depositary, and all holders and beneficial owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (U.S. Eastern Time) on March 25, 2024.

The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Pursuant to Section 4.10 of the Deposit Agreement, voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities, and the Depositary shall give a discretionary proxy to such person; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary